SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 07, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated June 07, 2011 regarding “Per Borgklint New Head of Ericsson’s Business Unit Multimedia”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson Senior Vice President and General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: June 07, 2011

Per Borgklint New Head of Ericsson’s Business Unit Multimedia

•	Effective from June 7, 2011

•	Member of Ericsson’s Executive Leadership team

Per Borgklint is appointed Senior Vice President and head of Business Unit Multimedia at Ericsson (NASDAQ:ERIC) effective from today, June 7, 2011. Per Borgklint was CEO of the Swedish operator Net1 (Ice.net).

Established in 2007, Ericsson Business Unit Multimedia develops and delivers software-based solutions to support customers deliver high quality rich consumer services. With OSS/BSS, TV and enabling applications solutions, the consumer gets personalized experiences. For example: one bill, personalized offerings and full control of their spending for all different type of services that they are using on all their devices, such as tablets, smartphones and PC’s.

Hans Vestberg, President and CEO of Ericsson says: “Two of the focus areas for Business Unit Multimedia is our OSS/BSS offering and our TV business. With working experience from both operators and from the broadcast industry, Per will be an important addition in our work to fully explore the potential in Business Unit Multimedia.”

Per Borgklint: “I am excited to join Ericsson and look forward to take part in continuing to build on the Multimedia Business Unit and strengthen it’s global position within it’s main focus areas and enhance customer experiences.”

Borgklint joins Ericsson from the Swedish operator Net1 (Ice.net) where he was CEO. Prior to that he was CEO at Canal Plus Nordic. He also was CEO at the Dutch operator Versatel and has had several leading positions at Tele2. He has a master degree in Finance and marketing from Jönköping International Business School.

Per Borgklint will be a member of Ericsson’s Executive Leadership team.

Per Borgklint	Hans Vestberg

NOTES TO EDITORS:

Per Borgklint picture and bio:

http://www.ericsson.com/thecompany/corporate_governance/company_management/per_borgklint

Press release: Jan Wäreby New Head of Sales and Marketing

http://www.ericsson.com/news/1470111

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 180 countries, more than 90,000 employees generated revenue of SEK 203.3 billion (USD 28.2 billion) in 2010. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York

www.ericsson.com

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on June 7th, 2011 at 07.45 am CET.